Exhibit (a)(5)(D)

EGI ACQUISITION COMPLETES TENDER OFFER FOR REWARDS NETWORK

CHICAGO, IL (December 14, 2010) — Equity Group Investments, L.L.C. (“EGI”), a private investment firm, announced today that EGI Acquisition, L.L.C. (“EGI Acquisition”) has successfully completed its tender offer to acquire all of the shares of Rewards Network Inc. (“Rewards Network”) (NASDAQ: DINE) common stock not owned by EGI Acquisition.  The tender offer expired at 12:00 midnight, New York City time, on December 13, 2010.

Based upon information provided by American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, as of the expiration of the offering period, Rewards Network stockholders had validly tendered a total of 6,887,894 shares, or approximately 78% of the outstanding shares, with an additional 113,105 shares tendered by notice of guaranteed delivery.  All shares that were validly tendered in the tender offer (excluding shares tendered under guaranteed delivery procedures) have been accepted for payment.  As a result of the purchase of the tendered shares and the 1,254,901 shares previously owned by EGI Acquisition, EGI Acquisition now owns approximately 92% of the outstanding shares of Rewards Network. Shares validly tendered in satisfaction of guaranteed delivery procedures will also be accepted for payment and promptly paid for.

As soon as practicable on December 14, 2010, EGI will cause EGI Acquisition to complete a short-form merger with and into Rewards Network.  No vote of Rewards Network stockholders will be required in connection with the merger. As a result of the merger, all shares of Rewards Network common stock held by the remaining stockholders of Rewards Network will be cancelled and, subject to appraisal rights under Delaware law, converted into the right to receive $13.75 per share in cash, the same consideration paid in the tender offer.  Following the completion of the merger, Rewards Network’s common stock will cease to be traded on The NASDAQ Stock Market, Inc.

Contact

Terry Holt

312-466-3979

tholt@egii.com

About EGI

Equity Group Investments L.L.C. is a 40-year-old, Chicago-based private investment firm, which has equity investments across the globe in real estate, energy, logistics, transportation, media, and health care. EGI’s current holdings also include fixed-income investments in public and private companies.